Filed by Franklin Capital Corporation
                                  Subject Company - Franklin Capital Corporation
                 Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed Filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                                  Exchange Act File No. : 1-9727


The following is a joint press release disseminated by Franklin Capital Corporation and Change Technology Partners, Inc. dated as of December 5, 2001.

               FRANKLIN CAPITAL CORPORATION AND CHANGE TECHNOLOGY
              PARTNERS, INC. ENTER INTO DEFINITIVE MERGER AGREEMENT

NEW YORK, N.Y.--(BUSINESS WIRE)--December 5, 2001

Franklin Capital Corporation (AMEX:FKL-NEWS), and Change Technology Partners, Inc. (OTC BB:CTPI-NEWS) today announced that they have executed a definitive merger agreement which contemplates a merger of the two companies.

The proposed merger, upon other things, is conditioned upon the approval of the shareholders of both Franklin Capital Corporation ("Franklin") and Change Technology Partners, Inc. ("Change"). The definitive merger agreement (the "Merger Agreement") was approved by the boards of both companies. Under the terms of the Merger Agreement, Change shareholders will receive one share of Franklin common stock for each 40.985 shares of Change common stock held by them prior to the merger, and as a result of the merger Franklin stockholders will own approximately 20% and Change stockholders will hold approximately 80% of the equity of the combined company. Franklin and Change hope to complete the merger prior to the end of March 2002.

Bill Avery, Change's CEO commented that "The combined company plans to create value by growing Franklin's majority owned subsidiary Excelsior Radio Networks through acquisitions, joint ventures and internally generated efforts. Franklin is currently pursuing this objective and through the merger we believe the Corporation will be able to accelerate its efforts". Franklin Chairman Stephen
L. Brown noted that "Franklin will seek shareholder approval to withdraw its election as a Business Development Company and anticipates changing its name to Excelsior Communications Corporation. These changes reflect the Corporation's business strategy going forward".

In connection with the proposed transaction, Franklin and Change intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), including a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), that contains a prospectus and proxy solicitation statement. Because those documents will contain important information, Franklin and Change shareholders are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's

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website, WWW.SEC.GOV, and Franklin and Change shareholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Franklin and Change. Such documents are not currently available.

Franklin and certain of its officers and directors and Change and certain of its officers and directors may be deemed to be participants in Franklin's and Change's solicitation of proxies from the holders of their common stock in connection with the proposed transaction. Information regarding the participants and their interests in the solicitation or proxies from the holders of Franklin or Change common stock in connection with the proposed transaction was filed pursuant to Rule 425 with the Securities and Exchange Commission on December 5, 2001.

Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Certain statements contained in this communication including without limitation, statements containing the words "believes", "anticipates", "hopes", "intends", "expects", "will", "plans" and other words of similar import, constitute forward looking statements within the meaning of the Private Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results of Franklin, Change or a combined Franklin and Change to differ materially from expectations. The factors that could cause actual results to differ materially, many of which are beyond the control of Franklin or Change include, but are not limited to, the following:
(1) technological, engineering, manufacturing, quality control or other circumstances which could delay the sale or shipment of Franklin's or Change's, or the combined company's products; (2) economic, business, market and competitive industry conditions which could affect Franklin's or Change's, or the combined company's business; and (3) Franklin's or Change's, or the combined company's inability to protect its proprietary rights, operate without infringing upon the proprietary rights of others and prevent others from infringing on the proprietary rights of Franklin or Change or the combined company.

CONTACT:
Franklin Capital Corporation
Spencer L. Brown, 212/486-2323
or
Change Technology Partners, Inc.
William Avery, 203/661-4556


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Franklin and certain of its officers and directors may be deemed to be participants in Franklin's solicitation of proxies from the holders of their common stock in connection with the proposed transaction. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by Franklin on November 15, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

















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